September 13, 2007

Mail Stop 6010

Steven L. Basta
Chief Executive Officer
BioForm Medical, Inc.
1875 So. Grant Street, Suite 110
San Mateo, California 94402

>   **Re: BioForm Medical, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 20, 2007**
>   **File No. 333-145584**

Dear Mr. Basta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Summary, page 1

4. Please expand the first sentence of the second paragraph on page 1 and the similar disclosure on page 41 to also disclose your net loss for fiscal 2006 and 2005.

5. Please identify in the Summary the companies from which you obtained rights to Radiesse, Coaptite, Aethoxysklerol, and BioGlue and when you obtained each.

6. Please explain in the carryover paragraph on page 2 what a special protocol assessment is.

7. We note the reference in the second paragraph on page 3 to "the rapid adoption of Radiesse by physicians and patients." However the disclosure in the risk factors at the bottom of page 8, the bottom of page 10 and the top of page 11 suggest that adoption has not yet occurred and the current rate of adoption may be less than rapid. If you keep the "rapid adoption" language on page 3 of your filing, please do the following:

   • Disclose your basis for making the blanket statement that physicians and patients have adopted Radiesse and for stating that the adoption has been rapid.
   • Reconcile the optimistic statement on pages 3 with the more tempered language on pages 8, 10 and 11.

8. Since you refer to Radiesse's value and compare the price of Radiesse to that of its competing products, please state the approximate prices of Radiesse and of its competing products.

9. Disclosure in the risk factor section indicates that there are other manufacturers selling products in Europe and seeking to develop those same products in the US that claim to be equivalent or superior to Radiesse. The disclosure under the subcaption "The Bioform Solution" on page 3 conveys a view of the competitive situation for Radiesse that is inconsistent with that disclosure. You should revise this section to provide a more comprehensive and balanced view of Radiesse's competitive situation. In addition to discussing the advantages of Radiesse vs. other products available in the US discuss the advantages or disadvantages of Radiesse vs. products that are currently available in Europe and may become available in the US. Identify these other producers and their products in this section and under "Competition" beginning on page 52. Also, please provide

similar disclose in the section entitled "The Bioform Solution" beginning on page 45.

10. Under the subcaption entitled "Risks Associated with Our Business" on page 4, please present each of your significant risks in bullet format.

Risk Factors, page 8

11. Please delete the final sentence of the introductory paragraph, which reads, "Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations." Your filing should discuss all material risks, and you should not refer to risks that are not disclosed in your filing.

We have a limited operating history…, page 9

12. The last sentence of this risk factor appears to be a separate risk related to the effect of general economic conditions on the demand for your lead product. Please present this as a separate risk factor preceding or following the last risk factor beginning on page 10.

If Radiesse and our other products fail to compete effectively . . . , page 9

13. We note you expect Radiesse to be your primary product for the next several years. Please disclose this fact in the Prospectus Summary.

Competition in the aesthetics market is characterized by frequent . . . , page 10

14. Please identify in this risk factor the products and product candidates whose owners claim benefits that are similar or superior to those of Radiesse. Also disclose this information in the Prospectus Summary since that section discusses the limitations of other products and explains how Radiesse overcomes those limitations.

If the recent expansion of our sales organization . . . , page 11

15. We note you "have substantially increased the size and scope of [your] sales organization to support commercialization of Radiesse in the United States and in Europe." Please provide objective information about this increase, including when the expansion took place, the number of new employees in your sales force, the amount of the increase in sales and marketing expense, and the new territories you now cover.

We depend on single manufacturer relationships for supply . . . , page 12

16. Please identify the manufacturer of the small CaHA particles used in Radiesse and the manufacturer of the larger CaHA particles used in Coaptite, state when the agreements with these manufacturers expire, and state whether they are terminable at will by either party. Also, file the agreements as exhibits to your registration statement, and discuss the material terms in the Business section.

17. Based on the disclosure in "Certain Uncertainties and Concentration of Credit Risks" on page F-10, it appears you may be substantially dependent on three suppliers in addition to the two that are discussed in this risk factor. Please consider identifying the three other suppliers in the risk factor, stating when the agreements with these manufacturers expire, and whether they are terminable at will by either party. You should also file the agreements as exhibits, and discuss the material terms in the Business section. If you believe you are not substantially dependent on these suppliers please provide us your analysis.

If we are unable to hire and retain key employees . . . , page 14

18. Please identify by name the officers and key employees who this risk factor is describing.

We could become involved in product liability suits . . . , page 14

19. Please state the amount of your product liability insurance coverage.

We may be involved in future costly intellectual property litigation . . . , page 17

20. To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party's belief that you are infringing on their intellectual property, other than the litigation with Artes Medical, please revise to disclose the situation and potential consequences.

21. Disclose who has the obligations to take necessary actions to protect patents under your license agreements. If you do not have the obligation to take action, do you have the right to take necessary actions if the other party does not?

Our financial and disclosure controls and procedures are expensive . . . , page 18

22. If you have identified any material weaknesses in your controls, please identify them, discuss them and disclose the extent and nature of any actions you are taking to remedy these deficiencies.

New investors in our common stock will experience immediate . . . , page 19

23.   Please revise this risk factor to explain that investors who purchase shares will
        contribute ___% of the total amount to fund the company but will own only ___%
        of the voting rights.

A sale of a substantial number of shares of our common stock . . . , page 19

    24. Rather than cross-referencing the "Shares Eligible for Future Sale" discussion,
        please state in this risk factor the number of shares that are subject to lock-up
        agreements and rule 144 restrictions, and state when these agreements and
        restrictions expire.

Anti-takeover provisions in our Amended and Restated Certificate . . . , page 20

    25. Please revise this risk factor heading and discussion to disclose that an additional
        consequence to investors is that these measures may prevent or frustrate any
        attempt by shareholders to change the direction or management of the company.

We have a large number of authorized but unissued shares . . . , page 20

    26. Please disclose whether the board currently has any plans to issue any of the
        authorized-but-unissued common or preferred shares. If they do, discuss the
        plans and state approximately how many shares may be issued pursuant to the
        plans. If they do not have any plans, state that fact.

Information Regarding Forward-Looking Statements, page 22

    27. Please delete the sentence that states, "Given these uncertainties, you should not
        place undue reliance on these forward-looking statements." Although we do not
        object to the other cautionary language in this section, that sentence could be read
        as a disclaimer of information in your document.

Use of Proceeds, page 23

    28. Please break out the second bullet into separate bullets disclosing the amounts of
        proceeds to be used for each indication/product or product candidate you are
        using proceeds to develop. With respect to each, state the stage of the
        development process to which you anticipate the proceeds will carry you.

Dilution, page 25

29.   Please revise to start your discussion and table with historical net tangible book
        value and book value per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 29

30.   Please include a discussion of the events that will trigger the milestone payments
       under the Aethoxysklerol and BioGlue agreements and disclose here and in the
       liquidity section of your MD&A the amount and timing of material payments due.
       Also, please provide disclosure in Note 5 to the financial statements.

Results of Operations, page 32

Comparison of the Years Ended June 30, 2007 and 2006, page 32

31.   When more than one reason is responsible for a fluctuation in an activity being
       discussed, please quantify each of the factors causing the change. In this regard,
       please revise your discussion of what resulted in the changes in revenues to focus
       on what actually drove those changes, e.g. price and volume, not just which
       product resulted in the changes. Quantify the impact each driver identified had on
       your net revenues. Please follow this model for all material changes disclosed in
       the results of operations section.

Liquidity and Capital Resources, page 35

32.   Please include a discussion of the historical and expected effects of material
       existing and new contracts on operations and financial position. Discuss any
       material uncertainties affecting the future realization of revenues. Explain how
       the seasonal nature of your products affects the items presented on the cash flow
       statement.

Critical Accounting Policies and Estimates, page 36

33.   Please disclose in the Management's Discussion and Analysis the following
       information relating to your issuances of equity instruments:

       •   A discussion of significant factors, assumptions, and methodologies used in
           determining fair value which is more detailed than that provide in the notes to
           the financial statements
       •   A discussion of the method used to allocate the fair value between common
           and preferred stock including the assumptions used in that methodology
       •   A discussion of each significant factor contributing to the difference between
           the fair value as of the date of each grant and the estimated IPO price

34.   Please name the third party valuation firm and provide a consent.

35.　　Please update your table on page 37 for any grants or any equity instrument issued up to the date of your response.

Business

Our Products, page 47

36. The paragraph near the bottom of page 47 appears to be the only discussion of Radiesse Voice and Voice Gel in your filing. Please state when the FDA approved these products for marketing. Also, state the revenues attributable to each of Radiesse, Radiesse Voice and Voice Gel, and Coaptite for the last fiscal year.

Nasolabial Fold Clinical Trial, page 50

37. Please provide the FDA's rationale for and the circumstances related to requiring a post-marketing study of Radiesse in people of color.

Radiesse vs. Restylane Clinical Trial, page 50
Radiesse vs. Juvederm, Juvederm 24HV and Perlane Clinical Trial, page 51

38. Please provide the p values obtained in these studies.

Acquired and In-Licensed Rights, page 55

39. Please disclose all of the material terms of your agreements with Kreussler & Co. GmbH, Cryolife Inc. and Bristol Myers-Squibb any other agreements related to the development and/or marketing of Radiesse and Coaptite in separate subsections. You should discuss the payment provisions of either party, the obligations of and rights acquired by each party, termination provisions and the duration of the agreements. With regard to upfront and milestone payments you should discuss the payments made or received to date, the aggregate additional payments you may be required to make or may receive and the events triggering those payments. If the agreements contain royalty payments, discuss royalty rates and any minimum royalty payments made to date, payments that may have to be made in the future and when the obligation to make payments ends. You should file each of these agreements as exhibits to the registration statement.

40. Please include any probable milestone payments and estimated royalty payments due in future periods in the contractual obligations table on page 36 or confirm that there are no amounts to report.

Artes Medical Settlement Agreement, page 56

41. Please state the amount of the technology access fee and the amount of any minimum royalty obligations in the Artes Medical Settlement Agreement. Also, state when the last-to-expire patent is currently scheduled to expire since this determines when the agreement expires.

42. Please disclose all the products that you sell commercially or that you or your collaborators are developing that use CaHA particles.

Government Regulation, page 56

43. Please state when the FDA approved Radiesse and Coaptite for each of the indications listed in this section.

44. Please state, if true, that BioGlue is regulated as a device. Also, where you discuss classes I, II, and III on page 57, state which class BioGlue is in.

45. Please expand the explanation of the Pre-market Approval Pathway on page 57 so that it discusses the structure of the PMA process in more detail. For example, the Drug Regulation discussion on page 59 discusses the following sequential steps for drugs: IND, phase I, phase II, phase III, and the preparation and submission of an NDA. Please provide a similar level of detail regarding the PMA process. After providing this expanded disclosure, clarify throughout the filing which specific stage of the process BioGlue is currently in. Provide this clarification wherever you discuss BioGlue's status, including on pages 1, 2, 13, 41, and 48.

Compensation Discussion and Analysis

Compensation Components, page 69

46. Please identify the peer companies you analyzed in determining your NEOs' total cash compensation.

47. Please identify the performance-based factors that are considered in setting the base salary.

48. Please identify the "revenue targets and . . . other sales-related corporate objectives" that were applicable to Messrs. De Lange and Holmes during fiscal 2007 and that will be applicable for fiscal 2008, as discussed in the third paragraph of the Bonus Program discussion.

49. Please identify the specific objectives and targets that you currently discuss in general terms in the fourth paragraph of the Bonus Program discussion. For example, identify the corporate objectives and financial and revenue targets for fiscal 2007 and 2008

Employment Agreements, page 76

50. Please discuss the material terms of your employment agreements with each of your named executive officers, and file these agreements as exhibits. Also, in the CD&A, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Finally, provide an analysis explaining why you structured the terms and payment levels of these arrangements as you have.

Related Party Transactions, page 83

51. Please file as an exhibit the agreement underlying the November 2005 sale of preferred stock.

52. Please discuss in the notes to the financial statements related party transactions or tell us why such disclosures are not required. Please refer to SFAS No. 57.

Principal Stockholders, page 85

53. Please identify the natural persons who beneficially own the shares held by Veron International Limited.

Warrant, page 93

54. Please identify the warrant holder, and briefly describe the transaction in which the warrant was issued.

Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock, page 98

55. Please delete the word "certain" in the first sentence so it is clear you are discussing all material tax considerations.

56. Please delete the first two sentences from the legend on page 100, which sentences read as follows: "The preceding discussion of certain U.S. federal tax considerations is for general information only. It is not tax advice." These statements could be read as disclaimers of the discussion of tax considerations.

Consolidated Financial Statements

57.   Please present a pro forma presentation for the latest year and interim period, if
        applicable, on the face of the financial statements for the conversion of the
        preferred stock into common upon the initial public offering. Include a footnote
        to the financial statements explaining the pro forma presentation.

Notes to Consolidated Financial Statements, page F-7

Note 6. Convertible Preferred Stock, F-18

Series A and B Convertible Participating Preferred Stock, page F-18

58.   Please provide us an analysis of your consideration given to recording a beneficial
        conversion feature for your convertible preferred stock issued. Refer to EITF 98-
        5 and 00-27.

59.   Please disclose, at a minimum, the following information for each preferred stock
        instrument issued during the 12 months prior to the date of the most recent
        balance sheet included in the filing:

        •   For each grant date, the number of shares granted, the exercise price, the fair
            value of the common stock, and the intrinsic value, if any, per equity
            instrument granted
        •   Whether or not the valuation used to determine the fair value of the equity
            instruments was contemporaneous or retrospective
        •   Whether or not the valuation specialist was a related party

Note 7. Stock Based Compensation, page F-21

Stock Options Granted to Non-employees, page F-25

60.   Please clarify how you determined your volatility for each year presented as it
        appears your 2007 volatility is significantly different from your 2006 and 2005
        volatilities. If you used the minimum value method for 2006 and 2005, it does
        not appear that volatility would be considered.

Item 16. Exhibits and Financial Statement Schedules, page II-3

    61. We note that some exhibits are not yet filed. Please note that when they are filed,
        we will need time to review them, and we may have comments on them. All
        comments will need to be resolved prior to effectiveness.

62. We note you have requested confidential treatment for one exhibit. Any comments we have on the confidential treatment request will be sent under separate cover.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:	David J. Saul
	Adrian M. Rich
	Wilson Sonsini Goodrich & Rosati, Professional Corporation
	650 Page Mill Road
	Palo Alto, California 94304